ISSUER FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No. 333-179050
June 12, 2013

PRICING TERM SHEET

VANGUARD NATURAL RESOURCES, LLC

7⅞% Series A Cumulative Redeemable Preferred Units

(Liquidation Preference $25.00 per Unit)

Issuer:	Vanguard Natural Resources, LLC (the “issuer”).
Securities Offered:	Series A Cumulative Redeemable Preferred Units (the “units”).
Number of Units:	2,200,000 units.
Number of Option Units:	330,000 units.
Public Offering Price:	$25.00 per unit; $55,000,000 total.
Underwriting Discounts:	$0.7875 per unit; $1,732,500 total.
Maturity Date:	Perpetual (unless redeemed by the issuer on or after June 15, 2023).
Ratings:	The Series A Cumulative Redeemable Preferred Units will not be rated.
Trade Date:	June 12, 2013.
Settlement Date:	June 19, 2013 (T+5).
Liquidation Preference:	$25.00, plus accumulated and unpaid distributions.
Distribution Rate:	7.875% per annum of the $25.00 per unit liquidation preference (equivalent to $1.9688 per unit per annum).
Distribution Payment Dates:	Monthly on the 15th day of each month, commencing on July 15, 2013.
Optional Redemption:	On or after June 15, 2023, the issuer may, at its option, redeem the Series A Cumulative Redeemable Preferred Units, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption.
Change of Control Conversion Right Unit Cap:	1.8083
CUSIP/ISIN:	92205F 205 / US92205F2056
Joint Book-Running Managers:	Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Stifel, Nicolaus & Company, Incorporated and MLV & Co. LLC.
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC, J.P. Morgan Securities LLC, Janney Montgomery Scott LLC, Ladenburg Thalmann & Co. Inc., Oppenheimer & Co. Inc. and Wunderlich Securities, Inc.
Listing:	The issuer intends to file an application to list the Series A Cumulative Redeemable Preferred Units on the NASDAQ Global Select Market under the symbol “VNRAP”. If the application is approved, trading of the Series A Cumulative Redeemable Preferred Units on the NASDAQ Global Select Market is expected to commence within 30 days after their original issue date.

ADDITIONAL INFORMATION:

All information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

Pro Forma Ratio of Earnings to Fixed Charges

The following paragraph supersedes and replaces in its entirety the second paragraph appearing after footnote (a) on page S-16 of the Preliminary Prospectus. Language deleted from the paragraph is in ~~strikeout~~ and language added to the paragraph is in bold and underlined.

On a pro forma basis after giving effect to this offering and the use of proceeds therefrom, including the repayment of outstanding borrowings under our Reserve-Based Credit Facility, as set forth in “Use of Proceeds,” earnings would have been inadequate to cover fixed charges by $26.8 million and $167.6 million for the three months ended March 31, 2013 and year ended December 31, 2012, respectively, and earnings would have been inadequate to cover combined fixed charges and distributions on the Series A Preferred Units by $27.8 million and $171.9 million, respectively.

Capitalization

In the As Further Adjusted column of the Capitalization table on page S-17 of the Preliminary Prospectus relating to the offering of the Series A Preferred Units, Reserve-Based Credit Facility is $479,302, Total debt is $1,026,993, Series A Preferred Units is $53,268, Total members’ equity is $1,231,304 and Total capitalization is $2,258,297 (all amounts in thousands).

Underwriting

The following heading and paragraph are hereby inserted after the sixth paragraph on page S-29 of the Preliminary Prospectus:

Extended Close

The settlement date of June 19, 2013 is the fifth business day following the trade date (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series A Preferred Units on the date of this Prospectus Supplement or the next succeeding business day will be required, by virtue of the fact that the Series A Preferred Units initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Series A Preferred Units who wish to trade the Series A Preferred Units during such period should consult their advisors.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series A Cumulative Redeemable Preferred Units and is not soliciting an offer to buy the Series A Cumulative Redeemable Preferred Units in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at (888) 603-5847.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.